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Exhibit 12.1

NBTY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended September 30,
(Dollars in thousands)	2008	2007	2006
EARNINGS AVAILABLE TO COVER FIXED CHARGES:
Income before provision for income taxes	$231,040	$303,976	$152,827
Less:
Interest capitalized	(1,404)	(912)	(985)
Add:
Fixed charges deducted from earnings (see below)	56,275	51,432	60,151

Earnings available to cover fixed charges	$285,911	$354,496	$211,993

FIXED CHARGES:
Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness	$18,639	$16,749	$25,924
Appropriate portion (1/3) of rentals	37,636	34,683	34,227

Fixed charges	$56,275	$51,432	$60,151

Ratio of Earnings to Fixed Charges	5.08	6.89	3.52

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  Exhibit 12.1
NBTY, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES